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                                                                EXHIBIT (a)(1)



NEWS RELEASE
C-97087






              TI TO ACQUIRE AMATI COMMUNICATIONS FOR $395 MILLION

           MOVE STRENGTHENS TI POSITION IN EMERGING $6 BILLION MARKET

     Dallas (November 19, 1997) -- Texas Instruments (NYSE:TXN, today announced it has entered into an agreement to acquire Amati Communications Corporation (NASDAQ:AMTX), further strengthening TI's leadership in providing digital signal processing solutions for high-speed Internet connectivity. The agreement provides for an all-cash tender offer for all outstanding shares of Amati's common stock at $20 per share, or $395 million.

     Amati, located in San Jose, California, is a world leader in digital modem technology, also known as Digital Subscriber Line (xDSL), which lets ordinary phone lines transmit data as much as 200 times faster than today's typical analog voiceband modems. Robust implementation of xDSL makes extensive use of digital signal processing semiconductor technology, an area where TI is the world leader.

     "We are investing in TI's position in the emerging xDSL segment of the semiconductor market, which we expect to grow rapidly over the next decade to more than $6 billion," said Rich Templeton, president of TI's semiconductor group. "Our





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TI to Acquire Amati Communications for $395 million                  Page 2


vision is to provide digital signal processing solutions across the spectrum of communications -- from voiceband to broadband."

     Digital modems, such as xDSL, will use a digital signal processing solution at the front and back ends of every connection to the Internet. With 790 million phone lines in use today around the world, that would mean a market opportunity of more than 1.5 billion sockets, each using a DSP solution.

     "The combination of Amati's xDSL technology and TI's digital signal processing solutions will enable faster, more reliable access to the Internet and the ability to use a single, existing phone line to simultaneously access voice, data and video," Templeton said.

     For example, home computer users could use the phone lines already in their homes to log onto network services, send a fax and play an interactive game on the Internet -- all at the same time. Software and electronic content companies could leverage the higher bandwidth to distribute their products over the Internet instead of delivering floppy disks and CD-ROMs through traditional retail channels.

     "The combination of both companies' leadership technologies enables the large scale deployment of digital modems, and provides a worldwide reach for the experience and accomplishments of Amati's employees," said Jim Steenbergen, president and CEO of Amati Communications.

     This acquisition broadens the cooperative relationship that TI and Amati have had during the last year to build an xDSL chipset using TI's TMS320C6x core DSP technology and precision mixed-signal components, and Amati's leading discrete multitone (DMT) technology software. This chipset will be the industry's first fully software-programmable xDSL solution, which will mean that customers can upgrade their modems through a software download as new standards become available. Customer samples of this chipset are expected to be available in the first quarter of 1998.




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TI to Acquire Amati Communications for $395 million                  Page 3


     TI will, subject to satisfaction of certain conditions, commence the all-cash tender offer on November 25, 1997, and the tender offer is scheduled to expire at midnight EST, December 23, 1997, unless extended. TI intends to acquire the Amati common stock through a wholly-owned subsidiary of TI. Any shares not purchased in the tender offer will be acquired for the tender offer price in cash in a second-step merger.

     The boards of directors of both companies have unanimously approved the acquisition, and the Amati board of directors has recommended that Amati's stockholders accept TI's all-cash tender offer. Consummation of the acquisition is contingent upon the tender of a majority of Amati's outstanding common stock on a fully-diluted basis, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary requirements.

     Concurrently, TI announced that TI and Westell Technologies, Inc. have entered into a strategic technology development program that will accelerate the use of TI's DSP-based xDSL technologies into Westell's DSL systems. These solutions will incorporate Amati's Discrete Multi-Tone software technology. This arrangement is contingent on the consummation of TI's acquisition of Amati.

     TI expects to take a one-time charge in the fourth quarter for in-process research and development. Amati will become a wholly-owned subsidiary of TI reporting into the Semiconductor Group and will continue to operate from its facilities in San Jose. Amati had fiscal year sales of $13.2 million for 1997 and has approximately 120 employees.

     Amati terminated its merger agreement with Westell Technologies to enter into the definitive agreement with TI for the acquisition of Amati. Termination of the Westell merger agreement required the payment of a break-up fee of $14.8 million to Westell.

     TI has made a number of strategic investments in recent months in support of digital signal processing solutions. Acquisitions have included SSi, Tartan and Intersect Technologies, which brought TI additional expertise in the areas of hard-disk drives/mass


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TI to Acquire Amati Communications for $395 million                  Page 4


storage and DSP software tools. Recently, TI announced a $100 million venture fund to seed new markets related to digital signal processing, and $25 million for additional university research in DSP. On September 9, TI formally opened a $150 million research and development center in Dallas that will serve as the technology base for the ongoing creation of leading-edge digital signal processing solutions.

                                    # # #

NOTE TO EDITORS: Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing solutions, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include calculators, productivity products, controls and sensors, metallurgical materials and digital light processing technologies. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com


Amati is a pioneer and leading developer of advanced transmission equipment utilizing DMT technology for the Asymmetric Digital Subscriber Line (ADSL), Very High-Speed Digital Subscriber Line (VDSL) and xDSL markets. Amati is the holder of the ADSL/DMT patents and has licensed the technology to companies such as Alcatel, Analog Devices, Inc., Nortel, Pairgain and Motorola. The ADSL/DMT technology, recently selected by BC TEL, Canada for a proposed rollout of commercial ADSL services, is an effective means of transmitting high-speed data over existing copper phone lines, making internet access, interactive services, broadcast quality video and video-on-demand realizable to many subscribers.

More information is located on the World Wide Web at http://www.amati.com